UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Translation of registrant’s name into English)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916, 333-285322 and 333-293854) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284, 333-256571 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On March 17, 2026, the Company announced positive Week 52 topline results from New InsiGHTS, its Phase 2 randomized, open-label, active-controlled trial in the U.S. investigating the safety, tolerability, and efficacy of once-weekly TransCon hGH (lonapegsomatropin; U.S. FDA-approved for pediatric and adult growth hormone deficiency (GHD) and approved in other territories for pediatric GHD) compared to daily somatropin in prepubertal children with Turner syndrome.

New InsiGHTS randomized and dosed 49 children with Turner syndrome aged 1 to 10 years old. They were treated with either TransCon hGH or daily somatropin. Doses were subsequently individualized based on IGF-1.

•

At Week 52, children treated with TransCon hGH demonstrated improved annualized height velocity (AHV) similar to daily somatropin, independent of starting dose, with an LS mean AHV of 9.05 cm/year for all TransCon hGH-treated children, compared to 9.04 cm/year for those treated with daily somatropin.

•	At Week 52, the mean dose for TransCon hGH was 0.22 mg/kg/week, while the mean dose for the daily somatropin cohort was 0.29 mg/kg/week.

•

In the trial, TransCon hGH demonstrated a safety and tolerability profile similar to daily somatropin through follow-up of up to 143 weeks. Adverse events (AEs) were mild to moderate in severity, with no AEs leading to discontinuation of study drug. There were no occurrences of slipped capital femoral epiphysis (SCFE), consistent with the low rate of occurrence (<1%) in long-term safety data of daily somatropin use in Turner syndrome from published literature[1],[2].

[1]	Darendeliler F, Karagiannis G, Wilton P. Horm Res. 2007;68 Suppl 5:41-47. doi:10.1159/000110474
[2]	Bell J, Parker KL, Swinford RD, et al. J Clin Endocrinol Metab 2010;95(1):167–177. doi:10.1210/jc.2009-0178.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: March 17, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer